EXHIBIT 99.12
AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED
We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 31 December 2005, the profit and loss account for the quarter and nine months ended on that date and the cash flow statement for the nine months ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
We report that:
(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2005;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and nine months ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the nine months ended on that date.
for BSR & Co
Chartered Accountants
Subramanian Suresh
Partner
Membership No. 83673
Bangalore
11 January 2006

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	December 31, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	137	135
Reserves and surplus	2	7,113	5,107

		7,250	5,242

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		2,825	2,183
Less: Depreciation and amortization		1,265	1,006

Net book value		1,560	1,177
Add: Capital work-in-progress		444	318

		2,004	1,495

INVESTMENTS	4	2,309	1,329
DEFERRED TAX ASSETS	5	46	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,314	1,253
Cash and bank balances	7	1,570	1,481
Loans and advances	8	1,451	995

		4,335	3,729

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	727	577
Provisions	10	717	768

NET CURRENT ASSETS		2,891	2,384

		7,250	5,242

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the balance sheet.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
January 11, 2006		Chief Financial Officer		Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
		Quarter ended		Nine months ended
	Schedule	December 31,		December 31,
Profit and Loss Account for the		2005	2004	2005	2004

Income from software services and products		2,398	1,798	6,535	4,960
Software development expenses	11	1,276	960	3,508	2,662

GROSS PROFIT		1,122	838	3,027	2,298

Selling and marketing expenses	12	129	101	374	292
General and administration expenses	13	160	126	469	344

		289	227	843	636

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		833	611	2,184	1,662
Interest		—	—	—	—
Depreciation and amortization		109	69	274	175

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		724	542	1,910	1,487

Other income, net	14	(2)	47	73	95
Provision for investments		—	—	—	—

NET PROFIT BEFORE TAX		722	589	1,983	1,582
Provision for taxation	15	80	93	226	237

NET PROFIT AFTER TAX		642	496	1,757	1,345

Balance Brought Forward		2,341	764	1,428	71
Less: Residual dividend paid		—	—	—	3
Additional dividend tax		—	—	—	2

		2,341	764	1,428	66

AMOUNT AVAILABLE FOR APPROPRIATION		2,983	1,260	3,185	1,411

Dividend
Interim		—	—	177	134
Final		—	—	—	—

Total dividend		—	—	177	134
Dividend tax		—	—	25	17
Balance in profit and loss account		2,983	1,260	2,983	1,260

		2,983	1,260	3,185	1,411

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		23.43	18.45	64.53	50.22
Diluted		22.78	17.90	62.70	49.14
Number of shares used in computing earnings per share
Basic		27,37,71,476	26,87,73,742	27,22,89,379	26,78,62,078
Diluted		28,16,04,953	27,71,10,460	28,02,43,496	27,37,70,692

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

*	refer to note 22.2.20
The schedules referred to above are an integral part of the profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
January 11, 2006		Chief Financial Officer		Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
		Nine months ended
		December 31,
Cash Flow Statement for the	Schedule	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		1,983	1,582
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		—	—
Depreciation and amortization		274	175
Interest and dividend income		(127)	(75)
Provision for investments		—	—
Effect of exchange differences on translation of foreign currency cash and cash equivalents		1	(8)
Changes in current assets and liabilities
Sundry debtors		(61)	(350)
Loans and advances	16	(56)	(96)
Current liabilities and provisions	17	139	30
Income taxes paid during the period	18	(253)	(185)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,900	1,073

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(783)	(559)
Proceeds on disposal of fixed assets		—	—
Investment in subsidiaries (refer to note 22.2.16)		(22)	—
Investments in securities	20	(958)	(151)
Interest and dividend income		127	75

NET CASH USED IN INVESTING ACTIVITIES		(1,636)	(635)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of share capital on exercise of stock options		453	301
Dividends paid during the period		(353)	(1,020)
Dividend Tax paid during the period		(50)	—

NET CASH USED IN FINANCING ACTIVITIES		50	(719)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(1)	8

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		313	(273)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		1,683	1,839

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	1,996	1,566

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the cash flow statement.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
January 11, 2006		Chief Financial Officer		Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at	December 31, 2005	March 31, 2005

1 SHARE CAPITAL

Authorized
Equity shares, Rs. 5/- par value
30,00,00,000 (30,00,00,000) equity shares	150	150

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*
27,45,25,163 (27,05,70,549) equity shares fully paid up	137	135

[Of the above, 25,84,92,302 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	137	135

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)

* For details of options in respect of equity shares, refer to note 22.2.11
* also refer to note 22.2.20 for details of basic and diluted shares

2 RESERVES AND SURPLUS

Capital reserve	6	6

Share premium account — As at April 1,	900	461
Add: Receipts on exercise of stock options issued to employees	451	439

	1,351	900

General reserve — As at April 1,	2,773	2,683
Less: Capitalized for issue of bonus shares	—	100
Add: Transferred from the Profit and Loss Account	—	190

	2,773	2,773

Balance in Profit and Loss Account	2,983	1,428

	7,113	5,107

INFOSYS TECHNOLOGIES LIMITED
Schedules to the Balance Sheet

3 FIXED ASSETS	in Rs. crore except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value

				As at				As at	As at
	As at		Deductions/	December 31,	As at	For the	Deductions/	December 31,	December 31,	As at
	April 1, 2005	Additions	Retirement	2005	April 1, 2005	period	Retirement	2005	2005	March 31, 2005

Land : free-hold	30	—	—	30	—	—	—	—	30	30
leasehold	90	11	—	101	—	—	—	—	101	90
Buildings*	731	264	—	995	119	44	—	163	832	612
Plant and machinery*	389	154	—	543	216	65	—	281	262	173
Computer equipment*	574	149	7	716	427	113	7	533	183	147
Furniture and fixtures*	326	79	8	397	202	52	8	246	151	124
Vehicles	1	—	—	1	—	—	—	—	1	1
Intangible assets Intellectual property rights	42	—	—	42	42	—	—	42	—	—

	2,183	657	15	2,825	1,006	274	15	1,265	1,560	1,177

Previous year	1,570	687	74	2,183	804	268	66	1,006	1,177

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* includes certain assets provided on operating lease to Progeon Limited, a subsidiary company. Please refer to note 22.2.6 for details

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore

Schedules to the Balance Sheet as at	December 31, 2005	March 31, 2005

4 INVESTMENTS

Trade (unquoted) – at cost
Long- term investments
In subsidiaries
Progeon Limited, India. 2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	25	25
Infosys Technologies (Shanghai) Co. Limited, China	23	23
Infosys Technologies (Australia) Pty Limited, Australia 1,01,08,869 (1,01,08,869) equity shares of A $0.11 par value, fully paid	66	66
Infosys Consulting, Inc. USA 1,50,00,000 (1,00,00,000) common stock of US $1.00 par value, fully paid	67	45

	181	159

In other investments*	16	16
Less: Provision for investments	14	14

	2	2

Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual funds *	2,126	1,168

	2,309	1,329

Aggregate amount of unquoted investments	2,309	1,329

* refer to note 22.2.16 for details of investments

5 DEFERRED TAX ASSETS

Fixed assets	45	31
Sundry debtors	1	3

	46	34

6 SUNDRY DEBTORS

Debts outstanding for a period exceeding six months
Unsecured
considered doubtful	10	11

Other debts
Unsecured
considered good (including dues from subsidiary companies)*	1,314	1,253
considered doubtful	1	8

	1,325	1,272
Less: Provision for doubtful debts	11	19

	1,314	1,253

* For details of dues from subsidiary companies, refer to note 22.2.7	—	—
Includes dues from companies where directors are interested	—	—

7 CASH AND BANK BALANCES

Cash on hand	—	—
Balances with scheduled banks in Indian Rupees
In current accounts *	80	78
In deposit accounts	1,234	1,213
Balances with non-scheduled banks in foreign currency **
In current accounts	256	190

	1,570	1,481

*includes balance in unclaimed dividend account	4	3

**refer to note 22.2.13 for details of balances in non-scheduled banks

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore

Schedules to the Balance Sheet as at	December 31, 2005	March 31, 2005

8 LOANS AND ADVANCES

Unsecured, considered good
Loans to subsidiary (refer to note 22.2.7)	9	—
Advances
prepaid expenses	16	33
for supply of goods and rendering of services	10	2
advance to gratuity trust	27	—
others *	5	11

	67	46

Unbilled revenues	150	139
Advance income tax	579	403
Loans and advances to employees **
housing and other loans	49	58
salary advances	49	41
Electricity and other deposits	16	16
Rental deposits	12	14
Deposits with financial institutions and body corporate	529	268
Mark to Market on options/ due on forward contracts	—	10

	1,451	995
Unsecured, considered doubtful
Loans and advances to employees	—	—

	1,451	995
Less: Provision for doubtful loans and advances to employees	—	—

	1,451	995

* includes advances to subsidiary company, refer to note 22.2.7	5	2

** includes dues by non-director officers of the company	—	—

Maximum amounts due by non-director officers at any time during the period/year	—	—

9 CURRENT LIABILITIES

Sundry creditors
goods and services *	—	1
accrued salaries and benefits
salaries	4	11
bonus and incentives	155	182
unavailed leave	65	61
for other liabilities
provision for expenses	163	118
retention monies	13	15
withholding and other taxes payable	90	51
for purchase of intellectual property rights	20	19
others	3	4

	513	462
Advances received from clients	12	29
Unearned revenue	187	83
Mark to Market on options/ due on forward contracts	11	—
Unclaimed dividend	4	3

	727	577

* Of which, dues to subsidiary companies, refer to note 22.2.7	—	1

10 PROVISIONS

Proposed dividend	—	176
Provision for
tax on dividend	—	25
income taxes *	707	546
post-sales client support and warranties	10	21

	717	768

* refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
Schedules to Profit and Loss Account for the	2005	2004	2005	2004

11 SOFTWARE DEVELOPMENT EXPENSES

Salaries and bonus including overseas staff expenses	987	733	2,632	1,990
Overseas group health insurance	12	9	36	24
Contribution to provident and other funds	22	20	62	55
Staff welfare	9	7	20	14
Technical sub-contractors — subsidiaries	92	64	266	186
Technical sub-contractors — others	29	30	83	68
Overseas travel expenses	60	44	172	142
Visa charges and others	7	5	53	25
Software packages
for own use	34	31	98	78
for service delivery to clients	6	4	25	13
Communication expenses	10	10	35	29
Computer maintenance	7	4	14	11
Consumables	4	3	12	9
Rent	3	2	9	5
Provision for post-sales client support and warranties	(6)	(6)	(9)	13

	1,276	960	3,508	2,662

12 SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses	74	58	210	169
Overseas group health insurance	1	1	3	2
Contribution to provident and other funds	—	1	1	1
Staff welfare	—	—	1	—
Overseas travel expenses	14	11	42	33
Visa charges and others	2	1	7	4
Traveling and conveyance	1	4	2	8
Commission charges	10	7	27	15
Brand building	14	8	36	25
Professional charges	5	5	19	13
Rent	3	3	10	8
Marketing expenses	3	1	9	8
Telephone charges	2	1	4	3
Communication expenses	—	—	—	—
Printing and stationery	—	—	1	1
Advertisements	—	—	1	1
Office maintenance	—	—	—	—
Sales promotion expenses	—	—	1	1
Consumables	—	—	—	—
Software packages
for own use	—	—	—	—
Insurance charges	—	—	—	—
Rates and taxes	—	—	—	—

	129	101	374	292

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
Schedules to Profit and Loss Account for the	2005	2004	2005	2004

13 GENERAL AND ADMINISTRATION EXPENSES

Salaries and bonus including overseas staff expenses	33	26	90	66
Overseas group health insurance	—	—	1	1
Contribution to provident and other funds	2	2	5	5
Professional charges	25	17	65	41
Telephone charges	18	10	54	30
Power and fuel	16	10	45	29
Traveling and conveyance	17	8	45	25
Overseas travel expenses	3	2	9	5
Visa charges and others	1	—	3	1
Office maintenance	19	10	47	28
Guest house maintenance*	—	—	1	1
Insurance charges	5	7	16	21
Printing and stationery	2	2	7	5
Donations	4	8	13	17
Rent	2	3	7	12
Advertisements	3	3	10	7
Repairs to building	3	4	11	8
Repairs to plant and machinery	3	2	8	5
Rates and taxes	3	2	7	6
Professional membership and seminar participation fees	2	1	6	4
Postage and courier	1	1	4	4
Books and periodicals	1	1	3	2
Provision for bad and doubtful debts	(4)	6	6	17
Provision for doubtful loans and advances	—	—	—	—
Commission to non-whole time directors	—	—	1	1
Freight charges	—	—	1	1
Bank charges and commission	—	—	1	1
Research grants	—	—	1	—
Auditor’s remuneration
statutory audit fees	—	—	—	—
certification charges	—	—	—	—
others	—	—	—	—
out-of-pocket expenses	—	—	—	—
Miscellaneous expenses (refer to note 22.2.15)	1	1	2	1

	160	126	469	344

*for non-training purposes

14 OTHER INCOME

Interest received on deposits with banks and others*	25	16	73	49
Dividend received on investment in liquid mutual funds (non- trade unquoted)	24	9	54	26
Miscellaneous income (refer to note 22.2.15)	4	2	10	6
Exchange differences	(55)	20	(64)	14

	(2)	47	73	95

*Tax deducted at source	4	2	14	9

15 PROVISION FOR TAXATION

Income taxes*	86	93	238	237
Deferred taxes	(6)	—	(12)	—

	80	93	226	237

* refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore

	Nine months ended
	December 31,
Schedules to Cash Flow Statements for the	2005	2004

16 CHANGE IN LOANS AND ADVANCES

As per the Balance Sheet *	1,451	920
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents	(426)	(201)
Advance income taxes separately considered	(579)	(341)

	446	378
Less: Opening balance considered	(390)	(282)

	56	96

* includes loans to subsidiary

17 CHANGE IN CURRENT LIABILITIES AND PROVISIONS

As per the Balance Sheet	1,444	1,091
Add/ (Less): Provisions separately considered in the cash flow statement Income taxes	(707)	(496)
Dividends	—	—
Dividend tax	—	—

	737	595
Less: Opening balance considered	(598)	(565)

	139	30

18 INCOME TAXES PAID

Charge as per the Profit and Loss Account	226	237
Add: Increase in advance income taxes	176	131
Increase/(Decrease) in deferred taxes	12	—
Less: (Increase)/Decrease in income tax provision	(161)	(183)

	253	185

19 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

As per Balance Sheet	657	550
Less: Opening Capital work-in-progress	(318)	(203)
Add: Closing Capital work-in-progress	444	212

	783	559

20 INVESTMENTS IN SECURITIES *

As per the Balance Sheet	2,309	1,178
Add: Provisions made on investments	—	—

	2,309	1,178
Less: Investment made in subsidiaries	(22)	—
Opening balance considered	(1,329)	(1,027)

	958	151

* refer to note 22.2.16 for investment and redemptions

21 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD

As per the Balance Sheet	1,570	1,365
Add: Deposits with financial institutions, included herein	426	201

	1,996	1,566

INFOSYS TECHNOLOGIES LIMITED
Schedules to the Financial Statements for the quarter and nine months ended December 31, 2005
22 Significant accounting policies and notes on accounts
Company overview
Infosys Technologies Limited (“Infosys” or “the company”) along with its majority owned and controlled subsidiary, Progeon Limited, India (“Progeon”), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), Infosys Technologies (Shanghai) Co. Limited (“Infosys China”) and Infosys Consulting, Inc., USA (“Infosys Consulting”), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.
22. 1 Significant accounting policies
22.1.1 Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on “Interim Financial Reporting”. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.
Management evaluates all recently issued or revised accounting standards on an on-going basis.
22.1.2 Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.
Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.
22.1.3 Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.
Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.
22.1.4 Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.
22.1.5 Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.
22.1.6 Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7 Retirement benefits to employees
22.1.7.a Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.
22.1.7.b Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Untill March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.
22.1.7.c Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee’s Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.
22.1.8 Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.
22.1.9 Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.
Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.
Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.
22.1.10 Forward contracts in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.
The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.
22.1.11 Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.
The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.
22.1.12 Earnings per share
In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.
22.1.13 Investments
Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.
22.1.14 Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.
The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
22.2.1 Aggregate expenses
The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956

			in Rs. crore
	Quarter ended		Nine Months ended
	December 31,		December 31,
	2005	2004	2005	2004

Salaries and bonus including overseas staff expenses	1,094	817	2,932	2,225
Contribution to provident and other funds	24	23	68	61
Staff welfare
Staff welfare	9	7	21	14
Group health insurance and others	—	—	—	—
Overseas group health insurance	13	10	40	27
Overseas travel expenses	77	57	223	180
Visa charges and others	10	6	63	30
Traveling and conveyance	18	12	47	33
Technical sub-contractors — subsidiaries	92	64	266	186
Technical sub-contractors — others	29	30	83	68
Software packages
for own use	34	31	98	78
for service delivery to clients	6	4	25	13
Professional charges	30	22	84	54
Telephone charges	20	11	58	33
Communication expenses	10	10	35	29
Power and fuel	16	10	45	29
Office maintenance	19	10	47	28
Guest house maintenance*	—	—	1	1
Commission charges	10	7	27	15
Brand building	14	8	36	25
Rent	8	8	26	25
Insurance charges	5	7	16	21
Computer maintenance	7	4	14	11
Printing and stationery	2	2	8	6
Consumables	4	3	12	9
Donations	4	8	13	17
Advertisements	3	3	11	8
Marketing expenses	3	1	9	8
Other miscellaneous expenses	—	—	—	—
Repairs to building	3	4	11	8
Repairs to plant and machinery	3	2	8	5
Rates and taxes	3	2	7	6
Professional membership and seminar participation fees	2	1	6	4
Postage and courier	1	1	4	4
Provision for post-sales client support and warranties	(6)	(6)	(9)	13
Books and periodicals	1	1	3	2
Provision for bad and doubtful debts	(4)	6	6	17
Provision for doubtful loans and advances	—	—	—	—
Commission to non-whole time directors	—	—	1	1
Sales promotion expenses	—	—	1	1
Freight charges	—	—	1	1
Bank charges and commission	—	—	1	1
Auditor’s remuneration
statutory audit fees	—	—	—	—
certification charges	—	—	—	—
others	—	—	—	—
out-of-pocket expenses	—	—	—	—
Research grants	—	—	1	—
Miscellaneous expenses (refer to note 22.2.15)	1	1	2	1

	1,565	1,187	4,351	3,298

*	for non-training purposes
The above expenses for the quarter and nine months ended December 31, 2005 include Fringe Benefit Tax (FBT) in India amounting to Rs. 3 crore and Rs. 9 crore, wherever applicable.

22.2.2 Capital commitments and contingent liabilities

			in Rs. crore
	As at
	December 31, 2005		March 31, 2005

Estimated amount of unexecuted capital contracts (net of advances and deposits)	217			273
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	26			13
Claims against the company, not acknowledged as debts	74	*		16
(Amount paid to statutory authorities totals Rs. 57 crore on account of claims not acknowledged as debts)
Forward contracts and Options outstanding
In US$	—		US$	349,000,000
(Equivalent approximate in Rs. crore)	—			1,539
Range barrier options in USD	$237,500,000
(Equivalent approximate in Rs. crore)	1,068
Range barrier options in Euro	€6,000,000			—
(Equivalent approximate in Rs. crore)	32			—
Range barrier options in GBP	£6,000,000			—
(Equivalent approximate in Rs. crore)	47			—

*	Claims against the Company not acknowledged as debts include a demand (received on April 15, 2005) from the Indian tax authorities for payment of additional tax of Rs. 53 crore, including interest of Rs. 16 crore, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.
The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations.
22.2.3 Quantitative details
The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.
22.2.4 Imports (valued on the cost, insurance and freight basis)

				in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Capital goods	40	32	156	94
Software packages	4	1	8	4

	44	33	164	98

22.2.5 Activity in foreign currency

				in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Earnings in foreign currency (on receipts basis)
Income from software services and products	2,323	1,690	6,448	4,539
Interest received on deposits with banks	2	—	4	1
Expenditure in foreign currency (on payments basis)
Travel expenses	61	40	216	149
Professional charges	13	9	31	23
Technical Sub-Contractors - Subsidiaries	91	91	248	206
Other expenditure incurred overseas for software development	652	604	1,895	1,739
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	1,508	946	4,062	2,423

22.2.6 Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

				in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Lease rentals recognized during the period/ year	8	9	26	26

	As at
Lease obligations	December 31, 2005	March 31, 2005

Within one year of the balance sheet date	22	20
Due in a period between one year and five years	76	65
Due after five years	20	24

	118	109

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.

Fixed assets provided on operating lease to Progeon, a subsidiary company, as at December 31, 2005 and March 31, 2005 :-

			in Rs. crore
		Accumulated	Net book
Particulars	Cost	depreciation	value

Building	28	5	23
	13	3	10
Plant and machinery	13	5	8
	6	4	2
Computers	1	1	—
	1	1	—
Furniture & fixtures	11	8	3
	9	7	2

Total	53	19	34
	29	15	14

The aggregate depreciation charged on the above for the quarter and nine months ended December 31, 2005 amounted to Rs. 2 crore and Rs. 3 crore respectively (for the quarter and nine months ended December 31, 2004 was Rs. 1 crore and Rs. 3 crore respectively).
The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of other Income. The lease rental commitments from Progeon are as given below:-

		in Rs. crore
	As at
Lease rentals	December 31, 2005	March 31, 2005

Within one year of the balance sheet date	8	7
Due in a period between one year and five years	12	9
Due after five years	—	—

	20	16

The rental income from Progeon for the quarter and nine months ended December 31, 2005 amounted to Rs. 3 crore and Rs. 8 crore respectively (for the quarter and nine months ended December 31, 2004 was Rs. 2 crore and Rs. 6 crore respectively).
22.2.7 Related party transactions

List of related parties:
			Holding, as at
Name of the related party	Country	December 31, 2005		March 31, 2005

Progeon Limited	India	72.05%		99.54%
Infosys Technologies (Australia), Pty Limited	Australia	100%		100%
Infosys Technologies (Shanghai) Co. Limited	China	100%		100%
Infosys Consulting, Inc.	USA	100%		100%
Progeon s. r. o *	Czech Republic	72.05%		99.54%

*	Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.
The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and nine months ended December 31, 2005 and 2004 are as follows:-

				in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
Particulars	2005	2004	2005	2004

Capital transactions:

Financing transactions
Progeon (Including Progeon s.r.o)	—	—	—	—
Infosys Australia	—	—	—	—
Infosys China	9	—	9	19
Infosys Consulting	—	23	22	45

Rental deposit repaid
Progeon	—	—	2	—

Revenue transactions:
Purchase of services
Progeon (Including Progeon s.r.o)	1	—	2	1
Infosys Australia	58	59	177	181
Infosys China	3	2	6	2
Infosys Consulting	30	3	81	3

Purchase of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	—	—	1	—
Infosys Australia	—	—	—	—
Infosys China	—	—	—	—
Infosys Consulting	—	—	—	—

Sale of services
Progeon (Including Progeon s.r.o)	—	—	—	—
Infosys Australia	1	—	4	—
Infosys China	—	—	1	—
Infosys Consulting	1	1	2	1

Sale of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	2	4	11	11
Infosys Australia	—	—	—	—
Infosys China	—	—	—	—
Infosys Consulting	2	—	4	—

Details of amounts due to or due from and maximum dues from subsidiaries for the quarter and nine months ended December 31, 2005 and year ended March 31, 2005:

in Rs. crore
As at
Particulars	December 31, 2005	March 31, 2005

Sundry Debtors
Progeon (Including Progeon s.r.o)	—	—
Infosys Australia	—	—
Infosys China	—	—
Infosys Consulting	—	—

Sundry Creditors
Progeon (Including Progeon s.r.o)	—	—
Infosys Australia	—	—
Infosys China	—	1
Infosys Consulting	—	—

Loans and advances
Progeon (Including Progeon s.r.o)	—	—
Infosys Australia	—	—
Infosys China	14	2
Infosys Consulting	—	—

Maximum balances of loans and advances
Progeon (Including Progeon s.r.o)	2	—
Infosys Australia	—	—
Infosys China	14	3
Infosys Consulting	5	1

During the quarter and nine months ended December 31, 2005, an amount of Rs. 2 crore and Rs. 9 crore respectively (for the quarter and nine months ended December 31, 2004 Rs.3 crore and Rs.11 crore respectively) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.
22.2.8 Transactions with key management personnel
Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2005 and December 31, 2004 have been detailed in Schedule 22 since the amounts are less than a crore.

22.2.9 Research and development expenditure

			in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Capital	—	—	—	—
Revenue	25	19	77	49

	25	19	77	49

22.2.10 Dues to small-scale industrial undertakings
As at December 31, 2005 and March 31, 2005, the company has no outstanding dues to small-scale industrial undertaking.
22.2.11 Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan (“the 1998 Plan”)
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

	Quarter ended		Nine months ended
	December 31,		December 31,
Number of options granted, exercised and forfeited during	2005	2004	2005	2004

Options outstanding, beginning of period	27,46,732	37,02,050	30,54,290	38,71,010
Granted	—	—	—	—
Less: exercised	(273,648)	(287,879)	(547,378)	(371,647)
forfeited	(25,420)	(93,724)	(59,248)	(178,916)

Options outstanding, end of period	24,47,664	33,20,447	24,47,664	33,20,447

1999 Stock Option Plan (“the 1999 Plan”)
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

	Quarter ended		Nine months ended
	December 31,		December 31,
Number of options granted, exercised and forfeited during	2005	2004	2005	2004

Options outstanding, beginning of period	1,21,24,188	1,65,78,897	1,40,54,937	1,83,62,120
Granted	—	—	—	—
Less: exercised	(1,592,003)	(1,307,755)	(3,407,236)	(2,520,433)
forfeited	(31,590)	(209,672)	(147,106)	(780,217)

Options outstanding, end of period	1,05,00,595	1,50,61,470	1,05,00,595	1,50,61,470

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12 Income taxes
The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.
Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.
Infosys now also has operations in Special Economic Zones (“SEZs”). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.
During the nine months ended December 31, 2005, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the nine months is net of the write-back.
22.2.13 Cash and bank balances
Details of balances as on balance sheet dates and the maximum balances during the period/ year with non-scheduled banks:-

			in Rs. crore

		As at
Balances with non-scheduled banks	December 31, 2005		March 31, 2005

In current accounts
ABN Amro Bank , Taipei, Taiwan	2		—
Bank of America, Palo Alto, USA	186		126
Bank of China, Beijing, China	—		—
Citibank NA, Melbourne, Australia	5		3
Citibank NA, Hong Kong	—		—
Citibank NA, Singapore	—		—
Citibank NA, Tokyo, Japan	2		2
Citibank NA, Sharjah, UAE	—		—
Deutsche Bank, Brussels, Belgium	3		1
Deutsche Bank, Frankfurt, Germany	23		6
Deutsche Bank, Amsterdam, Netherlands	1		—
Deutsche Bank, Paris, France	2		1
Deutsche Bank, Zurich, Switzerland	8		4
HSBC Bank PLC, Croydon, UK	13		5
ICICI Bank UK Ltd., London, UK	2		30
ICICI Bank — Toronto, Canada	—		2
Nordbanken, Stockholm, Sweden	—		—
Nova Scotia Bank, Toronto, Canada	—		—
Royal Bank of Canada, Toronto, Canada	9		10
UFJ Bank, Tokyo, Japan	—		—
Svenska Handels Bank, Stockholm, Sweden	—		—

	256		190

			in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
Maximum balance with non-scheduled banks during the	2005	2004	2005	2004

In current accounts
ABN Amro Bank, Taipei, Taiwan	2	—	2	1
Bank of America, Palo Alto, USA	391	247	391	265
Bank of China, Beijing China	—	—	—	—
Bank of Melbourne, Melbourne, Australia	—	—	—	—
Citibank NA, Melbourne, Australia	36	75	54	75
Citibank NA, Hong Kong	—	—	—	—
Citibank NA, Singapore	—	—	—	—
Citibank NA, Tokyo, Japan	9	8	36	8
Citibank NA, Sharjah, UAE	—	—	—	—
Deutsche Bank, Brussels, Belgium	18	33	31	33
Deutsche Bank, Frankfurt, Germany	35	39	38	39
Deutsche Bank, Amsterdam, Netherlands	2	1	2	1
Deutsche Bank, Paris, France	5	4	5	4
Deutsche Bank, Zurich, Switzerland	11	5	13	8
HSBC Bank PLC, Croydon, UK	78	33	78	47
ICICI Bank UK Ltd., London, UK	17	26	35	31
ICICI Bank — Toronto, Canada	8	—	11	—
Merrill Lynch Esop A/C — Fremont, USA	—	29	—	29
Nordbanken, Stockholm, Sweden	—	—	—	—
Nova Scotia Bank, Toronto, Canada	—	1	—	6
Royal Bank of Canada, Toronto, Canada	13	15	13	13
Sanva Bank, Tokyo, Japan	—	—	—	—
Svenska Handels Bank, Stockholm, Sweden	2	2	2	3
UFJ Bank, Tokyo, Japan	—	—	28	1
The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 9 crore for the quarter ended December 31, 2005 (for the year ended March 31, 2004 Rs. 10 crore).

22.2.14 Loans and advances
“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.
Deposits with financial institutions:-

			in Rs. crore

		As at
	December 31, 2005		March 31, 2005

Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited (“HDFC”)	201		202
GE Capital Services India Limited	225		—
Life Insurance Corporation of India	103		66

	529		268

Interest accrued but not due (included above)	2		1
Maximum balance held as deposits with financial institutions and body corporate:

			in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited (“HDFC”)	201	202	202	202
GE Capital Services India Limited	225	—	225	—
Life Insurance Corporation of India (“LIC”)	103	49	105	49
Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.
22.2.15 Fixed assets
Profit / (loss) on disposal of fixed assets

in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Profit on disposal of fixed assets, included in miscellaneous income	—	—	—	—
(Loss) on disposal of fixed assets, included in miscellaneous expenses	—	—	—	—

Profit / (loss) on disposal of fixed assets, net	—	—	—	—

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

			in Rs. crore

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Charged during the period	17	11	27	15
The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 100% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land — leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2005.

22.2.16 Details of Investments

	in Rs. crore
	As at
	December 31, 2005	March 31, 2005

Long — term investments

CiDRA Corporation, USA
14,124 (12,752) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	5	5	*
72,539 (72,539) Class A common stock, par value US$ 0.001 each	—	—

2,139 (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	—	—
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$ 0.001	—	—

OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	—	—	*
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	—	—	*
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9	*

M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	—	—
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	—	—

Software Services Support Education Center Limited
Nil (1) equity share of Rs. 10 each, fully paid, par value Rs. 10 Illumina Inc.	—	—

758 (nil) common stock at USD 0.01 per share	—	—

The Saraswat Co-operative Bank Limited, India
Nil (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	—	—

Less: Provision for investment	16	16

	14	14

	2	2

* Investments that are provided for in whole
Current investments — Liquid Mutual

			in Rs. crore
	Number of units as at		Amount As at
	December 31, 2005	March 31, 2005	December 31, 2005	March 31, 2005
ABN Amro Cash Fund	74,929,549	—	75	—
Birla Cash Plus Institutional Premium Fund	99,477,727	9,24,76,122	100	100
CanLiquid Institutional Fund	59,728,831	—	60	—
Chola Liquid Fund Institutional Plus	46,308,937	—	54	—
Deutsche Bank Insta-Cash Plus Fund	63,903,437	4,99,57,408	64	50
DSP Merrill Lynch Liquidity Fund	50,041,448	6,05,17,461	62	75
Grindlays Cash Fund — Super Institutional Plan C	149,905,772	7,07,47,373	150	75
HDFC Liquid Fund — Premium Plus	100,017,948	8,36,11,057	120	100
HSBC Cash Fund — Institutional Plus	99,631,222	7,48,98,088	100	75
ING Vysya Liquid Fund — Super Institutional	78,874,225	—	79	—
JM High Liquidity Fund	95,896,031	7,69,31,305	96	77
Kotak Liquid — Institutional Premium	149,536,869	8,97,41,740	150	90
Principal Cash Management Fund	134,907,037	5,49,75,911	135	55
Prudential ICICI Liquid Plan — Institutional Plus	83,710,163	8,37,14,699	100	100
Reliance Liquid Fund Treasury Plan — Institutional Option	93,770,153	5,30,22,669	96	86
SBI Magnum Institutional Income — Savings	118,938,888	2,38,20,119	125	25
Sundaram Money Fund — Institutional	29,683,288	—	30	—
Templeton India Treasury Management Account	1,200,444	9,49,782	120	95
UTI Liquid Cash Plan — Institutional	1,477,424	4,94,901	150	50
TLSM Tata Liquid Super High Inv Fund	1,331,587	6,24,358	150	70
LICMF Liquid Fund — Dividend Plan	101,119,288	4,15,28,325	110	45

			2,126	1,168

At cost			1,626	733
At fair value			500	435

			2,126	1,168

Details of investments in and disposal of securities during the quarter and nine Months ended December 31, 2005 and 2004:-

			in Rs. crore
	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004
Investment in securities
Subsidiaries	—	23	22	63
Long-term investments	—	—	—	—
Liquid Mutual funds	191	90	1,749	205

	191	113	1,771	268

Redemption / Disposal of Investment in securities
Subsidiaries	—	—	—	—
Long-term investments	—	—	—	—
Liquid Mutual funds	321	—	791	117

	321	—	791	117

Net movement in investments	(130)	113	980	151

Investment purchased and sold during the nine Months ended December 31, 2005:-

			in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost
Birla Cash Plus Institutional Premium Fund	10	49,680,060	50
Templeton India Treasury Management Account	1000	1,198,981	120
HSBC Cash Fund — Institutional Plus	10	49,782,946	50
Prudential ICICI Liquid Plan — Institutional Plus	10	41,766,209	50
ING Vysya Liquid Fund — Super Institutional	10	34,862,988	35
Particulars of investments made during the quarter and nine Months ended December 31, 2005 and 2004:-

			in Rs. crore
	Quarter ended		Nine months
	December 31,		December 31,
Particulars of investee companies	2005	2004	2005	2004
Progeon, India	—	—	—	—
Infosys China	—	—	—	18
Infosys Australia	—	—	—	—
Infosys Consulting	—	23	22	45
M-Commerce Ventures Pte. Limited, Singapore	—	—	—	—

	—	23	22	63

Conversion of Cumulative Preference shares in Progeon
Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation(“CIFC”) for an aggregate consideration of Rs. 94 crore as per the shareholder’s agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder’s agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs 9 crore to Rs 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. As of December 31, 2005, Infosys’ equity holding in Progeon was 72.05%.

22.2.17 Segment reporting
The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.
The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.
Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.
Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.
Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.
Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.
Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.
Industry segments
Quarter ended December 31, 2005 and 2004 :-

						in Rs. crore
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	848	349	362	257	582	2,398
	626	265	318	176	413	1,798
Identifiable operating expenses	362	154	144	103	235	998
	253	115	147	71	166	752
Allocated expenses	201	82	85	61	138	567
	151	64	77	43	100	435

Segmental operating income	285	113	133	93	209	833
	222	86	94	62	147	611
Unallocable expenses						109
						69

Operating income						724
						542
Other income (expense), net						(2)
						47

Net profit before taxes						722
						589
Income taxes						80
						93

Net profit after taxes						642
						496

Nine months ended December 31, 2005 and 2004:-

						in Rs. crore
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	2,313	924	1,028	692	1,578	6,535
	1,700	751	878	515	1,115	4,959
Identifiable operating expenses	979	414	421	285	666	2,765
	710	328	424	199	461	2,122
Allocated expenses	563	223	248	168	384	1,586
	403	178	208	122	264	1,175

Segmental operating income	771	287	359	239	528	2,184
	587	245	246	194	390	1,662
Unallocable expenses						274
						175

Operating income						1,910
						1,487
Other income (expense), net						73
						95

Net profit before taxes						1,983
						1,582
Income taxes						226
						237

Net profit after taxes						1,757
						1,345

Geographic segments
Quarter ended December 31, 2005 and 2004 :-

in Rs. crore
				Rest of the
	North America	Europe	India	World	Total

Revenues	1,577	590	35	196	2,398
	1,206	399	40	153	1,798
Identifiable operating expenses	663	223	18	94	998
	486	157	11	98	752
Allocated expenses	373	140	8	46	567
	292	96	10	37	435

Segmental operating income	541	227	9	56	833
	428	146	19	18	611
Unallocable expenses					109
					69

Operating income					724
					542
Other income (expense), net					(2)
					47

Net profit before taxes					722
					589
Income taxes					80
					93

Net profit after taxes					642
					496

Nine months ended December 31, 2005 and 2004:-

in Rs. crore
				Rest of the
	North America	Europe	India	World	Total

Revenues	4,280	1,565	117	573	6,535
	3,285	1,085	94	495	4,959
Identifiable operating expenses	1,818	612	56	279	2,765
	1,365	432	26	299	2,122
Allocated expenses	1,039	380	28	139	1,586
	779	257	22	117	1,175

Segmental operating income	1,423	573	33	155	2,184
	1,141	396	46	79	1,662
Unallocable expenses					274
					175

Operating income					1,910
					1,487
Other income (expense), net					73
					95

Net profit before taxes					1,983
					1,582
Income taxes					226
					237

Net profit after taxes					1,757
					1,345

22.2.18 Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at December 31, 2005 the company has provided for doubtful debts of Rs. 1 crore (as at March 31, 2005 Rs 8 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.
22.2.19 Dividends remitted in foreign currencies
Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.
Particulars of dividends remitted:-

in Rs. crore
	Number of shares	Quarter ended		Nine months ended
	to which the	December 31,		December 31,
Particulars	dividends relate	2005	2004	2005	2004

Final and one-time special dividend for Fiscal 2004	52,92,612	—	—	—	61
Interim dividend for fiscal 2006	3,80,51,211	25	—	—	—
Final dividend for fiscal 2005	3,77,66,327	—	—	25	—

22.2.20 Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Number of shares considered as basic weighted average shares outstanding	27,37,71,476	26,87,73,742	27,22,89,379	26,78,62,078
Add: Effect of dilutive issues of shares/stock options	78,33,477	83,36,718	79,54,117	59,08,614

Number of shares considered as weighted average shares and potential shares outstanding	28,16,04,953	27,71,10,460	28,02,43,496	27,37,70,692

22.2.21 Cash flow statement
The balance of cash and cash equivalents includes Rs. 4 crore as at December 31, 2005 (Rs.3 crore for the year ended March 31, 2005), set aside for payment of dividends.

22.3 Details of rounded off amounts
The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs “DCA” earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.
          Balance Sheet Items

in Rs. crore
Schedule	Description	December 31, 2005	As at	March 31, 2005

3	Fixed assets
	Additions
	Vehicles	0.52		—
	Land: free-hold	0.01		—

	Deductions/retirements
	Plant and machinery	0.14		—

	Depreciation & Amortization
	Vehicles	0.13		0.28

8	Unsecured, Considered doubtful
	Loans and advances to employees	0.40		0.23

8	Provision for doubtful loans and advances to employees	0.40		0.23

22.2.6	Computers
	- Net Book Value	—		0.05

22.2.7	Maximum balances of loans and advances
22.2.7	- Progeon	2.36		0.45

	Balances with non-scheduled banks
22.2.13	- ABN Amro Bank , Taipei, Taiwan	1.61		0.02
	- Bank of China, Beijing, China	0.03		0.02
	- Citibank NA, Hong Kong	0.26		—
	- Citibank NA, Singapore	0.22		0.35
	- Citibank NA, Sharjah, UAE	0.04		0.03
	- Deutsche Bank, Amsterdam, Netherlands	1.30		0.15
	- Nordbanken, Stockholm, Sweden	0.02		0.12
	- UFJ Bank, Tokyo, Japan	0.05		0.32
	- Svenska Handels Bank, Stockholm, Sweden	0.42		0.35

22.2.16	Long- term investments
	- OnMobile Systems Inc., (formerly Onscan Inc.) USA
	1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	0.20		0.20
	1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid par value US$ 0.001 each	0.20		0.20

                         Profit & Loss Items

in Rs. crore
		Quarter ended		Nine months ended
		December 31,		December 31,
Schedule	Description	2005	2004	2005	2004

Profit & Loss account
	Provision for investments	(0.27)	(0.39)	0.30	(0.33)
	Residual Dividend Paid	—	—	0.25	2.32
	Additional Dividend Tax	—	—	0.03	2.27

12	Selling & Marketing expenses
	Contribution to Provident and other funds	0.32	0.53	0.79	1.24
	Staff welfare	0.49	0.08	0.90	0.28
	Consumables	0.06	0.03	0.19	0.15
	Software packages for own use	—	—	0.06	0.01
	Communication expenses	0.20	0.02	0.46	0.04
	Printing and stationery	0.28	0.27	1.20	0.80
	Advertisements	0.30	0.45	1.10	0.76
	Office maintenance	0.03	0.05	0.32	0.18
	Insurance charges	0.02	0.11	0.02	0.16
	Rates and taxes	—	—	—	0.03
	Sales promotion expenses	0.32	0.27	0.77	0.67

13	General and Administration expenses
	Provision for doubtful loans and advances	0.26	0.04	0.37	0.15
	Commission to non-whole time directors	0.33	0.38	0.96	1.16
	Freight charges	0.15	0.20	0.56	0.57
	Bank charges and commission	0.28	0.28	0.84	0.85
	Research grants	0.35	0.24	0.56	0.43
	Auditor’s remuneration — statutory audit fees	0.15	0.09	0.33	0.27
	Others	—	0.07	—	0.07
	Out of Pocket Expenses	0.01	0.01	0.02	0.02

14	Provision for taxation
	Deferred taxes	(5.96)	0.49	(11.79)	0.35

in Rs. crore
		Quarter ended		Nine months ended
		December 31,		December 31,
Schedule	Description	2005	2004	2005	2004

22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.26	0.04	0.37	0.15
	Commission to non-whole time directors	0.33	0.38	0.96	1.16
	Sales promotion expenses	0.32	0.27	0.77	0.67
	Freight charges	0.15	0.20	0.56	0.57
	Bank charges and commission	0.28	0.28	0.84	0.85
	Auditor’s remuneration — audit fees	0.15	0.09	0.33	0.27
	— Others	—	0.07	—	0.07
	— out-of-pocket expenses	0.01	0.01	0.02	0.02
	Research grants	0.35	0.24	0.56	0.43

22.2.5	Activity in foreign currency
	Interest received on deposits with banks	2.00	0.27	4.00	1.00

22.2.7	Related party transactions
	Revenue transactions:
	Progeon (Including Progeon s.r.o)
	Purchase of services	0.69	0.33	1.66	0.63
	Purchase of shared services including facilities and personnel	0.47	0.18	1.23	0.28
	Sale of services	—	0.04	—	0.12

22.2.9	Research and development expenditure
	Capital Expenditure	0.16	—	0.16	—

22.2.13	Maximum balance with non-scheduled banks during the period/ year
	- ABN Amro Bank, Taipei, Taiwan	1.61	0.04	1.61	0.96
	- Bank of China, Beijing China	0.04	0.07	0.07	0.08
	- Bank of Melbourne, Melbourne, Australia	—	—	—	0.23
	- Citibank NA, Hong Kong	0.47	0.18	0.47	0.18
	- Citibank NA, Singapore	0.25	0.43	0.37	0.48
	- Citibank NA, Sharjah, UAE	0.16	0.09	0.16	0.16
	- Deutsche Bank, Amsterdam, Netherlands	2.09	1.00	2.09	1.00
	- Nordbanken, Stockholm, Sweden	0.12	—	0.12	—
	- UFJ Bank, Tokyo, Japan	0.72	—	28.15	1.00
	- Sanwa Bank, Tokyo, Japan	—	0.02	—	—

22.2.15	Profit / (loss) on disposal of fixed assets
	- Profit on disposal of fixed assets, included in miscellaneous income	0.11	0.01	0.34	0.17
	- (Loss) on disposal of fixed assets	(0.25)	(0.01)	(0.28)	(0.05)
	- Profit/(Loss) on disposal of fixed assets, net	(0.14)	—	0.06	0.12

                            Cash Flow Statement Items

in Rs. crore
		For the Period Ended
Schedule	Description	December 31, 2005	December 31, 2004

Cash flow statement	(Profit)/ loss on sale of fixed assets	(0.14)	(0.12)
	Proceeds on disposal of fixed assets	(0.14)	0.34

18	Increase/(Decrease) in deferred taxes	(11.79)	(0.35)

20	Provision for investments	0.30	(0.33)

Transactions with key management personnel
Key management personnel comprise our directors and statutory officers.
Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine Months ended December 31, 2005 and December 31,2004

				in Rs. crore

		Contributions
		to provident	Perquisites	Total
Name	Salary	and other funds	and incentives	Remuneration

Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.17	0.29
	0.09	0.03	0.13	0.25

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.16	0.28
	0.09	0.03	0.13	0.25

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.17	0.29
	0.09	0.04	0.12	0.25

Whole-time Directors
K Dinesh	0.03	0.01	0.06	0.10
	0.03	0.01	0.06	0.10
	0.09	0.03	0.15	0.27
	0.09	0.03	0.12	0.24

S D Shibulal	0.23	—	0.07	0.30
	0.21	—	0.14	0.35
	0.68	—	0.21	0.89
	0.62	—	0.25	0.87

T V Mohandas Pai	0.05	0.02	0.11	0.18
	0.04	0.01	0.14	0.19
	0.15	0.06	0.34	0.55
	0.13	0.04	0.28	0.45

Srinath Batni	0.04	0.02	0.11	0.17
	0.04	0.01	0.13	0.18
	0.13	0.05	0.30	0.48
	0.12	0.04	0.25	0.41

Other Senior Management Personnel
V Balakrishnan	0.03	0.01	0.09	0.13
	0.03	0.01	0.13	0.17
	0.09	0.03	0.31	0.43
	0.09	0.03	0.31	0.43

			Reimbursement	Total
Name	Commission	Sitting fees	of expenses	remuneration

Non-Whole time Directors
Deepak M Satwalekar	0.05	—	—	0.05
	0.05	—	—	0.05
	0.14	0.01	—	0.15
	0.14	—	0.01	0.15

Marti G Subrahmanyam	0.04	—	0.02	0.06
	0.05	0.01	0.01	0.07
	0.12	—	0.09	0.21
	0.15	—	0.05	0.20

Philip Yeo	—	—	—	—
	0.05	—	—	0.05
	0.03	—	—	0.03
	0.15	—	—	0.15

Omkar Goswami	0.04	—	—	0.04
	0.05	—	—	0.05
	0.13	0.02	0.02	0.17
	0.15	—	0.01	0.16

Larry Pressler	0.04	—	—	0.04
	0.05	—	—	0.05
	0.12	—	—	0.12
	0.15	—	—	0.15

Rama Bijapurkar	0.04	—	—	0.04
	0.05	—	—	0.05
	0.12	—	—	0.12
	0.14	0.01	—	0.15

Claude Smadja	0.04	—	—	0.04
	0.05	—	0.03	0.08
	0.12	—	0.08	0.20
	0.15	0.01	0.10	0.26

Sridar A Iyengar	0.04	—	—	0.04
	0.05	—	0.02	0.07
	0.12	—	0.11	0.23
	0.15	—	0.06	0.21

David Boyles	0.03	—	—	0.03
	0.06	—	—	0.06